CHURCHILL CAPITAL CORP. IX

640 Fifth Avenue, 14th Floor

New York, NY 10019

April 29, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention: Pearlyne Paulemon

Re:	Churchill Capital Corp IX

Registration Statement on Form S-1

Filed March 22, 2024, as amended

File No. 333-278192

Ms. Paulemon:

On April 26, 2024, Churchill Capital Corp IX requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 4:00 p.m. ET on April 30, 2024, or as soon thereafter as practicable. We hereby withdraw our request until further notice.

Very truly yours,

/s/ Michael Klein
Michael Klein
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP